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                                                                    EXHIBIT 12.1

COLONIAL PROPERTIES TRUST

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS
(all dollar amounts in thousands)

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                                                                                  YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------------------
                                                                2004          2003          2002          2001          2000
                                                             ----------    ----------    ----------    ----------    ----------
Earnings:
Pre-tax income before adjustment for minority
   interest in consolidated subsidiaries or
   income, loss from equity investees,
   extraordinary gain or loss, or gains on
   sale of properties                                        $  19,334     $  23,756     $  33,597     $  32,237     $  31,444
Amortization of interest capitalized                             1,800         1,700         1,500         1,300         1,100
Interest capitalized                                            (6,907)       (5,576)       (8,064)      (10,608)       (9,553)
Distributed income of equity investees                           3,588         2,148         2,073           710         1,365
Fixed charges                                                   93,770        81,082        81,265        87,655        87,465
                                                             ---------     ---------     ---------     ---------     ---------

     Total earnings                                          $ 111,585     $ 103,110     $ 110,371     $ 111,294     $ 111,821
                                                             ---------     ---------     ---------     ---------     ---------

FIXED CHARGES:
Interest expense                                             $  75,103     $  63,522     $  60,692     $  66,853     $  67,815
Capitalized interest                                             6,907         5,576         8,064        10,608         9,553
Debt costs amortization                                          4,267         3,111         3,636         1,321         1,224
Distributions to Series B preferred unitholders                  7,493         8,873         8,873         8,873         8,873
                                                             ---------     ---------     ---------     ---------     ---------

     Total Fixed Charges                                     $  93,770     $  81,082     $  81,265     $  87,655     $  87,465
                                                             ---------     ---------     ---------     ---------     ---------

Distributions to Series A, Series C and
   Series D preferred shareholders                           $  14,781     $  15,284     $  15,565     $  13,407     $  10,940

Combined Fixed Charges and Preferred Share Distributions     $ 108,551     $  96,366     $  96,830     $ 101,062     $  98,405

RATIO OF EARNINGS TO FIXED CHARGES                                 1.2           1.3           1.4           1.3           1.3
                                                             =========     =========     =========     =========     =========

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
   SHARE DISTRIBUTIONS                                             1.0           1.1           1.1           1.1           1.1
                                                             =========     =========     =========     =========     =========
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